Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

Genco Reports Major Permitting Progress

May 10, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) is pleased to announce that the Mexican authorities have confirmed all necessary environmental and operating permits for La Guitarra Mine are in place and valid following the lifting of the suspension of La Guitarra’s explosives permit. On April 28, 2010 the Company had announced that operations had recommenced with the restart of the mill but that certain permits needed to be renewed.

Genco is now able to recommence mining and has done so on a limited basis. A final authority to purchase new explosives is pending but it is expected this will be received shortly at which time La Guitarra will start to ramp up to full production.

During the last ten days of April, La Guitarra processed 1,084 tonnes of low grade material through its mill and initiated concentrate shipments. Average metal grades processed during the month were 76 grams per tonne silver and 1.01 grams per tonne gold.

Leslie Goodman, acting Chief Executive, said, “This is a further significant step for Genco. The final explosives purchasing authority is dependent primarily on our filing returns for historic periods when we were not in operation and we do not anticipate difficulties with this. We have been able to use the last few months to prepare the mine and the mill, and we have a full workforce and the necessary equipment in place to restart operations. Early mining and milling operations have gone smoothly. With precious metal prices currently at attractive levels we are looking forward to generating a strong cash flow. We will continue to report regularly on progress”.

Genco can also report on the continuing discussions with Haywood Securities who, as announced in February, have been retained as advisors with respect to potential mergers and acquisition activities involving Genco and La Guitarra. Various options are being explored and a number of potential commercial partners have visited the mine.

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco recently completed a Feasibility Study, which evaluated a ten-fold expansion of existing mining operations at La Guitarra Mine to 3,000 tonnes per day.

For further information, please contact:

Mr. Leslie Goodman
Acting CEO
Telephone: (604) 682-2205 ext. 229
info@gencoresources.com

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

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